# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STAR EQUITY HOLDINGS, INC., CIK 0000707388
CUSIP: 85513Q103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 07/15/2024
Filed by CIK 0002030533

## Reporting persons
- A. Gile & Co. LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 193,137; sole dispositive power 0; shared dispositive power 193,137; aggregate amount beneficially owned 193,137 (6% of the class)

## Item 1. Issuer
Name of issuer: STAR EQUITY HOLDINGS, INC.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, CONNECTICUT, 06870

## Item 2. Person Filing
Name of person filing: A. Gile & Co. LLC
Address of principal business office or, if none, residence: 150 N Ludington Street, Columbus, WI 53925
Citizenship: Wisconsin, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 193,137
Percent of class: 6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 193,137
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 193,137

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- A. Gile & Co. LLC: Andrew Gile, Manager (07/19/2024)